[Explanatory Note: The following proxy materials were previously filed by Obsidian Enterprises, Inc. as revised preliminary proxy soliciting materials (submission type PRER14A) and are now being filed as revised non-management preliminary proxy soliciting materials for contested solicitations (submission type PRRN14A).

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                     20549

                                  SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

                                (Amendment No. 1)



Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant toss.240.14a-12


                              NET PERCEPTIONS, INC.

                (Name of Registrant as Specified in its Charter)


                           OBSIDIAN ENTERPRISES, INC.

    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.
[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

     (2)  Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

     (4)  Proposed maximum aggregate value of transaction:

     (5)  Total fee paid:

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

     (2)  Form, Schedule or Registration Statement No.:

     (3)  Filing Party:

     (4)  Date Filed:

                     Preliminary Copy; Subject to Completion

                              Dated March ___, 2004


                                 PROXY STATEMENT
                                       OF
                           OBSIDIAN ENTERPRISES, INC.
                                     FOR THE
                         SPECIAL MEETING OF STOCKHOLDERS
                                       OF
                              NET PERCEPTIONS, INC.
                          TO BE HELD ON MARCH 12, 2004


                                  INTRODUCTION

     This proxy statement is provided by Obsidian Enterprises, Inc. and not by the board of directors of Net Perceptions, Inc.

     We, Obsidian Enterprises, Inc., a Delaware corporation, are soliciting your proxy for use in connection with the special meeting of stockholders of Net Perceptions to be held at 10:00 a.m. Central Standard Time on March 12, 2004, at Net Perceptions' headquarters at 7700 France Avenue South, Edina, Minnesota, and all adjournments or postponements of the meeting. The record date for the special meeting is January 13, 2004.

     This proxy statement and the accompanying BLUE proxy card are first being furnished to Net Perceptions stockholders on or about March ___, 2004.

     At  the  special  meeting,  stockholders  will  consider  and  vote  on Net
Perceptions' board of directors' proposal to approve and adopt a plan of complete liquidation and dissolution (the "Plan of Liquidation"), which is further described under "Questions and Answers about the Proposal and Voting Procedures -- What is the Plan of Liquidation Proposal?" below.

     We urge you to use the enclosed BLUE proxy card to vote AGAINST the Plan of Liquidation.

     We have commenced an exchange offer, as it may be amended from time to time, to acquire all outstanding shares of Net Perceptions common stock. Pursuant to the exchange offer, we are offering each Net Perceptions stockholder the right to exchange each share of common stock of Net Perceptions for 1/25 share of Obsidian Enterprises common stock. If the Plan of Liquidation is approved and adopted, one of the conditions to our exchange offer will not have been met.

     Your vote AGAINST the Plan of Liquidation proposal is not an approval of the exchange offer. We believe that your vote AGAINST the Plan of Liquidation proposal will tell Net Perceptions' board of directors that you believe that the Plan of Liquidation does not maximize the value of your shares of Net Perceptions common stock.

     Your vote AGAINST the Plan of Liquidation proposal removes one important obstacle to our acquisition of shares of Net Perceptions common stock pursuant to the exchange offer by assuring that one condition is not breached. Other major obstacles include the Net Perceptions Rights Agreement, or "poison pill", which must be redeemed or deemed to be inapplicable, Section 203 of the Delaware General Corporation Law, which we must be satisfied, in our reasonable discretion, is inapplicable to our acquisition of Net Perceptions and the requirement that 51% of the shares be tendered for exchange.

     Your vote AGAINST the Plan of Liquidation does not guarantee that we will complete the exchange offer. One of the conditions to our exchange offer is that shares of Net Perceptions common stock representing at least 51% of Net Perceptions outstanding shares of common stock on a fully diluted basis have been validly tendered and not withdrawn. As of the close of business on February 20, 2004, the date upon which our exchange offer was set to expire, 1,117,962 shares of Net Perceptions common stock had been deposited pursuant to our exchange offer. We decided to extend the exchange offer until March 17, 2004, because the conditions to the exchange offer had not been met and we wished to provide additional time within which the conditions could be met.

     On December 15, 2003, we filed with the Securities and Exchange Commission ("SEC"), a Registration Statement on Form S-4 (as amended from time to time, the "Registration Statement"), including a preliminary prospectus, and a Tender Offer Statement on Schedule TO (as amended from time to time, the "Tender Offer Statement"). On December 17, 2003, we filed Amendment No. 1 to our Registration Statement. We have also filed the following amendments to our Tender Offer
Statement: Amendment No. 1 on December 17, 2003, Amendment No. 2 on December 23, 2003, Amendment No. 3 on January 21, 2004, Amendment No. 4 on February 17, 2004, Amendment No. 5 on February 20, 2004, and Amendment No. 6 on February 27, 2004. We are not asking you to tender your shares for exchange pursuant to these proxy materials. We are only seeking shares for exchange by means of and pursuant to the preliminary prospectus and the related letter of transmittal filed as an exhibit to the Registration Statement and the Tender Offer Statement.

     Please refer to the preliminary prospectus in our Registration Statement for further details regarding the terms of the exchange offer, including the conditions that must be met.

     HELP US SEND A MESSAGE TO YOUR BOARD OF DIRECTORS. APPROVAL OF THE LIQUIDATION PROPOSAL WILL EFFECTIVELY TERMINATE OUR EXCHANGE OFFER. WE URGE YOU TO VOTE AGAINST OR ABSTAIN ON OUR BLUE PROXY CARD OR TO SIMPLY NOT VOTE AT ALL.

     WE BELIEVE THAT THE NET PERCEPTIONS' BOARD OF DIRECTORS COULD AND SHOULD TAKE ALL NECESSARY ACTIONS TO REMOVE IMPEDIMENTS TO THE CONSUMMATION OF OUR PROPOSED ACQUISITION OF NET PERCEPTIONS COMMON STOCK PURSUANT TO THE EXCHANGE OFFER SO THAT STOCKHOLDERS HAVE THE OPPORTUNITY TO TAKE ADVANTAGE OF OUR OFFER.

     IF YOU BELIEVE THAT YOU (AND NOT NET PERCEPTIONS' MANAGEMENT) SHOULD HAVE THE OPPORTUNITY TO DECIDE THE FUTURE OF YOUR COMPANY AND THAT YOU SHOULD HAVE THE OPPORTUNITY TO CONSIDER THE EXCHANGE OFFER, WE URGE YOU TO COMPLETE, SIGN AND RETURN THE ENCLOSED BLUE PROXY CARD AND VOTE AGAINST THE PLAN OF LIQUIDATION PROPOSAL. OTHERWISE, ONE OF THE CONDITIONS TO OUR EXCHANGE OFFER WILL NOT BE MET.

     IF YOU HAVE ALREADY SENT A PROXY CARD TO THE NET PERCEPTIONS' DIRECTORS, YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE PLAN OF LIQUIDATION PROPOSAL BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE SPECIAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE SPECIAL MEETING TO INNISFREE M&A INCORPORATED OR TO THE SECRETARY OF NET PERCEPTIONS, OR BY VOTING IN PERSON AT THE SPECIAL MEETING. SEE "QUESTIONS AND ANSWERS ABOUT THE PROPOSAL AND VOTING PROCEDURES" BELOW.

     This is your opportunity to vote AGAINST the Plan of Liquidation proposal. You can vote AGAINST or ABSTAIN on our BLUE proxy card or on Net Perceptions' proxy card. In the alternative, if you have not yet returned any proxy cards, you can refuse to vote at all, which will have the effect of a vote against the Plan of Liquidation. You can also vote in person at the special meeting.

     By voting AGAINST the Plan of Liquidation proposal discussed in this proxy statement, you are not prohibited from later voting against any proposed acquisition of Net Perceptions by Obsidian Enterprises or from deciding not to exchange your shares in the exchange offer.

     Whether or not you plan to attend the special meeting, we urge you to vote AGAINST the Plan of Liquidation proposal described in this proxy statement by signing and returning the accompanying BLUE proxy card in the enclosed postage-paid envelope. Please act now to support our proposal.

     The method for counting votes and the effects of abstaining from voting at the special meeting and "broker non-votes" are described below in the section entitled "Questions and Answers about the Proposal and Voting Procedures" below.

     We urge you NOT to sign the proxy card previously sent by Net Perceptions or ANY other proxy card sent by Net Perceptions.

     If you deliver a revocation of a proxy to the Secretary of Net Perceptions, please also send a copy of the notice of revocation to:

                           Obsidian Enterprises, Inc.
                         c/o Innisfree M&A Incorporated
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022

     If you have questions  about voting your shares of Net  Perceptions  common
stock  or  the  Plan  of  Liquidation   proposal,   please  call  Innisfree  M&A
Incorporated, toll free at (888) 750-5834.


                                TABLE OF CONTENTS

Questions and Answers about the Proposal and Voting Procedures....................................................5
   What is the purpose of the special meeting?....................................................................5
   What is the Plan of Liquidation proposal?......................................................................5
   How does Obsidian Enterprises recommend I vote on the proposal?................................................5
   Who is entitled to vote?.......................................................................................5
   What if my shares are held in "street name" by a broker?.......................................................5
   How do I vote?.................................................................................................6
   What do I do if I receive a proxy card that is not BLUE?.......................................................6
   Can I change my vote after I submit my proxy?..................................................................6
   What if I submit a proxy but do not specify how my shares are to be voted?.....................................6
   What is required for a quorum?.................................................................................6
   How many votes are required to authorize and approve the Plan of Liquidation?..................................6
   What if other matters are presented at the meeting?............................................................7
   What will happen to the exchange offer if the Plan of Liquidation is not approved?.............................7
   What will happen to the exchange offer if the Plan of Liquidation is approved?.................................7
   What will happen if I have already tendered my Net Perceptions shares pursuant to the exchange offer prior to the special meeting?.............................................................................7
   Do your interests differ from mine?............................................................................7
   Who can I call if I have questions?............................................................................7
Background of the Solicitation....................................................................................7
Reasons for the Solicitation.....................................................................................10
   The Proposed Plan of Liquidation Involves Risks and Uncertainties.............................................11
   The Plan of Liquidation does not Maximize the Value of Your Shares............................................13
Solicitation of Proxies..........................................................................................14
Information about Obsidian Enterprises, Inc......................................................................14
Information about Net Perceptions, Inc...........................................................................15
Stockholder Proposals for Net Perceptions' 2004 Annual Meeting...................................................16
Other Information................................................................................................16
Schedule I--Information Concerning Persons Who May Solicit Proxies
Schedule II--Beneficial Ownership of Shares of Net Perceptions Common Stock

THIS PROXY STATEMENT  RELATES SOLELY TO THE SOLICITATION OF PROXIES WITH RESPECT
TO THE PLAN OF LIQUIDATION  PROPOSAL.  IT IS NEITHER A REQUEST FOR THE TENDER OF
SHARES OF NET  PERCEPTIONS  COMMON  STOCK  NOR AN OFFER OF  SHARES  OF  OBSIDIAN
ENTERPRISES  COMMON STOCK. THE EXCHANGE OFFER IS BEING MADE ONLY BY MEANS OF THE
PROSPECTUS AND LETTER OF TRANSMITTAL  WHICH HAVE BEEN  SEPARATELY  MAILED TO NET
PERCEPTIONS STOCKHOLDERS.



         QUESTIONS AND ANSWERS ABOUT THE PROPOSAL AND VOTING PROCEDURES


What is the purpose of the special meeting?

     At the special meeting, stockholders will consider and vote on a proposal to approve and adopt the Plan of Liquidation, which is further described under "What is the Plan of Liquidation Proposal?" below.


What is the Plan of Liquidation proposal?

     On October 21, 2003, Net Perceptions announced that its board of directors had unanimously approved the Plan of Liquidation. Net Perceptions filed a preliminary proxy statement on Schedule 14A relating to the Plan of Liquidation with the Securities and Exchange Commission on November 4, 2003, and filed revised preliminary proxy materials on January 6, 2004 and January 29, 2004. Net Perceptions filed its definitive proxy statement with the SEC on February 12, 2004 and filed a supplement to the definitive proxy statement on February 24, 2004.

     The key features of the Plan of Liquidation are:

     o filing a Certificate of Dissolution with the Secretary of State of Delaware and thereafter remaining in existence as a non-operating entity for three years;

     o winding up its affairs, including selling its remaining non-cash assets (including the sale of its patent portfolio to Thalveg Data Flow LLC ("Thalveg"), as discussed below), and taking such action as may be necessary to preserve the value of its assets and distributing its assets in accordance with the Plan of Liquidation;

     o    paying its creditors;

     o terminating any of its remaining commercial agreements, relationships or outstanding obligations;

     o    resolving its outstanding litigation;

     o establishing a contingency reserve for payment of its expenses and liabilities; and

     o    preparing to make distributions to its stockholders.

     According to Net Perceptions' public filings, on December 30, 2003, Net Perceptions entered into a patent purchase agreement with Thalveg to sell its patent portfolio to Thalveg for $1.8 million in cash. Closing on the sale of the patent portfolio to Thalveg is contingent upon stockholder approval, among other closing conditions. Stockholder approval and adoption of the Plan of Liquidation will also constitute approval of the sale of the patent portfolio to Thalveg.


How does Obsidian Enterprises recommend I vote on the proposal?

     Obsidian Enterprises recommends that you vote AGAINST approval and adoption of the Plan of Liquidation.


Who is entitled to vote?

     As stated in Net Perceptions' proxy materials, Net Perceptions' board of directors has set January 13, 2004 as the record date for the special meeting. Only stockholders of record at the close of business on that date are entitled to vote at the special meeting. As stated in Net Perceptions' proxy materials, at the close of business on the record date there were 28,145,338 shares of Net Perceptions common stock outstanding.


What if my shares are held in "street name" by a broker?

     If you are the beneficial owner of shares held in "street name" (i.e., registered in the name of a brokerage firm or bank or other nominee), your broker, as the record holder of the shares, is required to vote those shares in accordance with your instruction. If you do not give instructions to your broker, your broker will not be permitted to vote your shares with respect to the Plan of Liquidation and a "broker non-vote" will occur, which will have the same effect as a vote AGAINST the proposal.


How do I vote?

     You may vote by mail. If your shares are held in street name, only your bank or broker can give a proxy with respect to your shares. You should receive a proxy card from your bank or broker which you must return in the envelope provided to have your shares voted. If you have not received a proxy card from your bank or broker, you may contact it directly to provide it with instructions on how you wish to vote. If you need assistance in dealing with your bank or broker, please contact our information agent, Innisfree M&A Incorporated, toll-free at (888) 750-5834.

     If your shares are registered directly in your name as the holder of record, you may vote your shares by marking, signing, dating and mailing the BLUE proxy card in the postage-paid envelope that we have provided. To vote your shares in accordance with your instructions at the special meeting, we must receive your proxy as soon as possible, but, in any event, we must receive it prior to the special meeting.

     You may vote in person. If you are a registered stockholder and attend the special meeting, you may deliver your completed BLUE proxy card in person. If your shares are held in street name, and you wish to vote in person at the special meeting, you will need to obtain a "legal proxy" form from the broker or bank that holds your shares of record and you must bring that document to the special meeting. If you need assistance, please contact our information agent, Innisfree M&A Incorporated, toll-free at (888) 750-5834.


What do I do if I receive a proxy card that is not BLUE?

     If you submit a proxy to us by signing and returning the enclosed BLUE proxy card, do NOT sign or return the proxy card you received from Net Perceptions or follow any voting instructions provided by Net Perceptions' board of directors unless you intend to change your vote, because only your latest-dated proxy will be counted. If you submit a new proxy with a later date, any earlier proxy will be revoked.


Can I change my vote after I submit my proxy?

     You may revoke your proxy and change your vote at any time before the proxy has been exercised at the special meeting by:

     o    signing another proxy with a later date,

     o giving written notice of the revocation of your proxy to Net Perceptions' Secretary prior to the special meeting, or

     o    voting in person at the meeting.


What if I submit a proxy but do not specify how my shares are to be voted?

     If you sign, date and return the enclosed BLUE proxy card, but do not mark the proxy card to indicate how your shares are to be voted, your shares will be voted AGAINST approval and adoption of the Plan of Liquidation.


What is required for a quorum?

     According to Net Perceptions' proxy statement, a majority of Net Perceptions' outstanding shares must be present in person or by proxy for there to be a quorum. Proxies marked as abstentions and any broker non-votes will be included as shares present for purposes of determining whether there is a quorum. According to Net Perceptions' proxy statement, under Net Perceptions' bylaws, the chairman of the meeting has the power to adjourn the meeting for any purpose, including to solicit additional proxies if there are not sufficient votes to approve the plan of liquidation, whether or not a quorum is present.


How many votes are required to authorize and approve the Plan of Liquidation?

     According to Net Perceptions' proxy statement, approval and adoption of the Plan of Liquidation requires the affirmative vote of the holders of a majority of the outstanding shares of Net Perceptions' common stock.

     If a stockholder abstains from voting or does not vote, either in person or by proxy, it will have the effect of a vote AGAINST approval and adoption of the Plan of Liquidation. If your broker or bank holds your shares in its name, your broker or bank may not vote your shares on the proposal to approve and adopt the Plan of Liquidation unless it has instructions from you. A broker non-vote has the same effect as a vote AGAINST approval and adoption of the Plan of Liquidation.


What if other matters are presented at the meeting?

     We have no reason to believe that any proposal other than the Plan of Liquidation proposal described in this proxy statement will come before Net Perceptions stockholders at the special meeting. However, if other proposals are introduced at the special meeting, the proxies named in the accompanying BLUE proxy cards will vote shares represented by BLUE proxies on any such other matters in their discretion.


What will happen to the exchange offer if the Plan of Liquidation is not approved?

     If the Plan of Liquidation is not approved and adopted at the special meeting, we currently intend to proceed with our pending exchange offer. We are not asking you to tender your shares for exchange pursuant to these proxy materials. We are only seeking shares for exchange by means of and pursuant to the preliminary prospectus and the related letter of transmittal, as filed by us with the SEC with our Registration Statement and Tender Offer Statement.


What will happen to the exchange offer if the Plan of Liquidation is approved?

     If the Plan of Liquidation is approved and adopted by Net Perceptions' stockholders, and Net Perceptions files a certificate of dissolution with the Secretary of State of the State of Delaware, one of the conditions to our offer will not be met.


What will happen if I have already tendered my Net Perceptions shares pursuant to the exchange offer prior to the special meeting?

     We cannot accept any tendered Net Perceptions shares prior to the expiration of our exchange offer. Currently, our exchange offer is scheduled to expire on March 17, 2004, five days after the scheduled date for the special meeting. If you have tendered your shares pursuant to our exchange offer, you are still entitled to vote those shares at the special meeting. We do not have proxy rights to vote those shares on behalf of tendering stockholders. We urge you to vote those shares against the Plan of Liquidation. If you have tendered shares, we urge you to vote AGAINST the Plan of Liquidation by using the enclosed BLUE proxy card.


Do your interests differ from mine?

     Yes but we believe they are consistent. When making your decision concerning the Plan of Liquidation you should take into account that our interest is in consummating our exchange offer for your shares. We believe this is consistent with what we believe should be your goal--the maximization of the value of your shares of Net Perceptions common stock--but our interests differ from yours.


Who can I call if I have questions?

     If you have additional questions about the matters discussed in this proxy statement, please call our information agent, Innisfree M&A Incorporated, toll-free at (888) 750-5834. Our public filings, including our Tender Offer Statement and our Registration Statement, and any amendments to those documents, can be accessed at the SEC's website at www.sec.gov.


                         BACKGROUND OF THE SOLICITATION

     From time to time during the past few years, we have considered expanding our operations through acquisitions of other companies.

     During the period from approximately February 2003 through October 15, 2003, and prior to their engagement by us, our strategic advisor, Acclaim Financial Group Venture III LLC ("AFGIII") had held various meetings and conversations with and submitted various proposals to Net Perceptions and its legal advisors, Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps") and its former financial advisors, US Bancorp Piper Jaffray Inc. ("Piper Jaffray"), regarding a possible strategic transaction. Net Perceptions either did not respond to or rejected each of these proposals. During this period, Mr. Durham held conversations with AFGIII regarding providing financing for AFGIII to complete a transaction with Net Perceptions. The formal proposals made by AFGIII were:

     o May 23, 2003, a formal written bid package proposing a fully financed all cash transaction in the range of $1.95-2.05 per share;

     o June 13, 2003, a written confirmation of a proposal to acquire Net Perceptions by merger for aggregate cash consideration of $58.7 million;

     o July 27, 2003, a written proposal of a single step cash merger at $1.80 per share; and

     o    October 14, 2003, a verbal offer of $0.34 cents per share.

     On October 21, 2003, Net Perceptions announced its proposed Plan of Liquidation. Net Perceptions filed a preliminary proxy statement relating to the Plan of Liquidation on Schedule 14A with the Securities and Exchange Commission on November 4, 2003. The key features of the Plan of Liquidation are discussed above under "Questions and Answers about the Proposal and Voting Procedures -- What is the Plan of Liquidation Proposal?" above.

     On November 10, 2003, we held conversations with AFGIII regarding Net Perceptions and engaged them as our strategic advisor on November 12, 2003. On November 13, 2003, we sent a letter to the board of directors of Net Perceptions indicating our interest in a business combination between Obsidian Enterprises and Net Perceptions. In our letter, we offered to exchange each share of Net Perceptions common stock for $0.20 in cash and 0.6 of a share of our common stock. We issued a press release with the text of the letter and filed the press release with the SEC to ensure that Net Perceptions stockholders were aware of the offer.

     During the period from November 13, 2003 through November 24, 2003, we contacted Net Perceptions. We were advised via a letter dated November 19, 2003, that the board of directors of Net Perceptions was unable to evaluate our proposal until, among other things, they had engaged a financial advisor. Net Perceptions has stated in its public filings that at a November 18, 2003 board meeting "it was noted that [Net Perceptions'] financial advisor, Piper Jaffray had resigned." In an effort to advance the negotiations, our Chief Executive Officer, Tim Durham, proposed meeting with Net Perceptions' President, Tom Donnelley.

     On November 24, 2003, we entered into a confidentiality agreement with Net Perceptions, and that evening Mr. Durham, Terry Whitesell, our president and chief operating officer, and Anthony Schlichte, our executive vice president, met with Mr. Donnelley and a representative of Net Perceptions' newly retained financial advisor, Candlewood Partners, Inc. ("Candlewood"), to discuss our interest and proposed terms for a transaction.

     During the period from November 24, 2003 through November 30, 2003, representatives of our legal advisors, Barnes & Thornburg, and AFGIII held various conversations with representatives of Skadden Arps, and Candlewood in an effort to confirm the Net Perceptions' board of directors' willingness to proceed with a transaction and to negotiate a mutually acceptable transaction structure and definitive documentation. Initially, based on a series of conversations with Mr. Donnelley and a representative of Candlewood, we understood that Net Perceptions' board of directors was prepared to accept an offer that would provide Net Perceptions stockholders the opportunity to receive cash in the range of approximately $0.40 per share or, provided that the cash alternative were also available to the Net Perceptions stockholders, the opportunity to alternatively receive a combination of cash and our common stock or just our common stock. On November 30, 2003, AFGIII confirmed orally to Candlewood that we were prepared to accept these pricing terms and that we desired to proceed to definitive documentation.

     During the period from November 25, 2003 through December 8, 2003, AFGIII and Candlewood held various conversations. On December 2, 2003, we sent another letter to Net Perceptions proposing that we would offer to each Net Perceptions shareholder the opportunity to receive for each share of Net Perceptions common stock either two shares of our common stock or $0.40 in cash in an exchange offer followed by a merger. Skadden Arps responded to Barnes & Thornburg that
(i) a traditional financing commitment or a transaction structure we viewed as customary and providing reasonable certainty as to funding were not acceptable, and (ii) in order to proceed with a transaction, Net Perceptions would require
(a) that we escrow the full amount of the potential transaction value in cash (approximately $11.2 million) with an acceptable third party and (b) that closure of the transaction be a certainty and there be no conditions to closing. Barnes & Thornburg attempted to negotiate what we viewed as customary and reasonable resolution of these issues. Barnes & Thornburg proposed to Skadden Arps restructing the transaction as a voted on merger would assure the necessary cash since Net Perceptions had more than the equivalent of $0.40 per share in cash on hand and, assuming a favorable shareholder vote, the parties could be assured the transaction would close. They were advised by Skadden Arps that this solution was not acceptable to the Net Perceptions' board of directors.

     On December 8, 2003, we sent another letter to the board of directors of Net Perceptions with a revised proposal to enter a business combination with Net Perceptions in which we would exchange either two shares of our common stock or $0.40 in cash for each share of Net Perceptions common stock. We issued a press release with the text of the letter and filed the press release with the SEC to ensure that Net Perceptions stockholders were aware of the offer.

     After we delivered this letter on December 8, 2003, Candlewood and Skadden Arps informed AFGIII and Barnes & Thornburg that the solutions we proposed to address Net Perceptions' concerns regarding financing and certainty of transaction closure were not acceptable to the Net Perceptions' board of directors.

     On December 11, 2003, we issued a press release announcing our plan to make an offer for shares of Net Perceptions common stock directly to the Net Perceptions stockholders. The press release indicated that we would offer Net Perceptions stockholders two shares of our common stock for each share of Net Perceptions common stock. We eliminated the cash alternative because we prefer an all equity transaction.

     On December 15, 2003, we filed the Registration Statement and the Tender Offer Statement with the SEC. On December 17, 2003, we filed amendments to each of those documents and issued a press release announcing that we had commenced our tender offer for shares of Net Perceptions common stock. We filed the press release with the SEC.

     On December 23, 2003, Net Perceptions issued a press release reporting that it had amended its stockholder rights plan. Net Perceptions has stated in its public filings that the amendment "is intended to remove the Company's stockholder rights plan as an impediment to Obsidian or another bidder completing its offer and a subsequent merger, while also affording protection to stockholders who do not tender their shares...if, despite the board's recommendation... the holders of [85%] of Net Perceptions stock ... elect to accept Obsidian's offer." Net Perceptions also announced that our exchange offer was under consideration.

     On December 31, 2003, Net Perceptions announced that its board of directors had rejected our exchange offer and recommended that its stockholders not tender their shares of Net Perceptions common stock to us. Net Perceptions stated that, absent a definitive agreement with a potential acquiror for a transaction that would provide higher realizable value to its stockholders than the Plan of Liquidation, it planned to pursue stockholder approval of the Plan of Liquidation and to proceed with the SEC review process related thereto. Net Perceptions filed proxy materials and a solicitation/recommendation statement setting forth its recommendation.

     Net Perceptions also announced on December 31, 2003, that it had entered into an agreement with Thalveg Data Flow LLC to sell to Thalveg Net Perceptions' patent portfolio for a purchase price of $1.8 million (the "Thalveg Agreement"). As stated in Net Perceptions' press release, the Thalveg Agreement includes a royalty-free license back to Net Perceptions under the patents, patent licenses and pending patent applications being transferred. The press release also states that the transaction does not involve any other intellectual property rights or other assets of Net Perceptions, including its proprietary software products, which remain with Net Perceptions. Consummation of the transaction is subject to stockholder approval as part of Net Perceptions' Plan of Liquidation. Net Perceptions also announced that it had granted to a software company a non-exclusive source code license (the "License Agreement") to a portion of Net Perceptions' intellectual property for a cash payment of $325,000, and that, under the license agreement, Net Perceptions will provide certain consulting and support services to the licensee for additional cash payments totaling $75,000.

     On January 6, 2004, Net Perceptions filed a revised preliminary proxy statement with the SEC in connection with its Plan of Liquidation. The Plan of Liquidation as described in the revised preliminary proxy materials is not materially different from the Plan of Liquidation described in its preliminary proxy materials filed on October 21, 2003 and described above. The revised preliminary proxy materials describe the exchange offer's effect on the Plan of Liquidation. The revised materials also describe Candlewood's liquidation analysis and its opinion with respect to our exchange offer.

     On January 9, 2004, Net Perceptions announced that it had established procedures for each potential acquiror to follow in submitting "a proposed definitive agreement containing all the terms and conditions of a potential acquiror's best and final offer" no later than the close of business on January 19, 2004. On January 19, in compliance with the procedures established by Net Perceptions, we submitted a proposed definitive agreement whereby we proposed to acquire all outstanding shares of Net Perceptions common stock in exchange for two shares of our common stock. We issued a press release on January 21, 2004 announcing that we had submitted a proposal. We filed the press release with the SEC.

     On each of January 29, 2004, and February 6, 2004, Net Perceptions filed a revised preliminary statement in connection with its Plan of Liquidation. The
Plan of Liquidation as described in each of the revised preliminary proxy statements is not materially different from the Plan of Liquidation described in its preliminary proxy materials filed on October 21, 2003 and January 6, 2004 and described above. In its revised preliminary proxy materials, Net Perceptions disclosed that it had received nine submissions in response to its requests for offers, and that its board of directors had determined that "four submissions were the only submissions that either complied with, or reflected a good faith effort to comply with, the previously announced procedures, or otherwise merited further consideration and review."

     The four submissions, which are described in greater detail in Net Perceptions' proxy materials, included:

     o    our proposal,

     o a proposal by an American stock exchange listed company for a stock-for-stock merger,

     o    a proposal  made  public by  MicroSkills  San Diego,  LP,  whereby Net
          Perceptions would acquire Microskills in exchange for newly issued shares of Net Perceptions common stock and the existing owners of Microskills would receive 49.99% of the Net Perceptions common stock, and

     o a proposal by an investment firm whereby the investment firm would invest cash in Net Perceptions in exchange for non-voting convertible securities of Net Perceptions.

     Net Perceptions further disclosed that its board had determined to reject all offers it had received and to proceed with its seeking stockholder approval of the Plan of Liquidation. The revised materials include expanded descriptions of the various offers received by Net Perceptions and the reasons that the Net Perceptions board of directors rejected each of these offers.

     Net Perceptions mailed its proxy materials on or about February 12, 2004.

     On February 17, 2004, we filed preliminary proxy materials with the SEC that we would use to solicit proxies from Net Perceptions shareholders opposing the Plan of Liquidation. We issued a press release on February 17, 2004 announcing that we had filed preliminary proxy materials.

     On February 18, 2004, our previously disclosed reverse stock split became effective for trading purposes. The exchange offer consideration set forth above, 1/25 share of our stock for each share of Net Perceptions common stock, reflects the reverse split.

     On February 20, 2004, we announced that we were extending the expiration of the exchange offer from February 20, 2004 until March 17, 2004. We issued a press release describing the extension and filed the press release with the SEC.

     On February 24, 2004, Net Perceptions filed a supplement to its proxy materials disclosing:

     o that its estimated net operating loss carry-forward at December 31, 2003, was approximately $119.0 million, that its net operating loss carry-forwards are subject to limitations under the Internal Revenue Code and that, if the plan of liquidation is approved and adopted, Net Perceptions will never be able to use those net operating loss carry-forwards;

     o detailed information concerning the analysis by Candlewood of the American stock exchange listed company's proposal;

     o    that, despite requests from the American stock exchange listed company
          for  a   meeting,   the  Net   Perceptions   board   never   met  with
          representatives of that company; and

     o detailed information concerning the analysis by Candlewood of the Microskills proposal.

     On February 27, 2004, we commenced distribution of a letter to Net Perceptions' shareholders whose shares are held in street name. In the letter, we encouraged Net Perceptions' shareholders to refrain from returning management's proxy card and to wait until they have received our proxy materials before making a voting decision regarding the Plan of Liquidation.


                          REASONS FOR THE SOLICITATION

     We have commenced our exchange offer to acquire all outstanding shares of Net Perceptions common stock. Our exchange offer provides the Net Perceptions stockholders the opportunity to acquire our shares at a discount to historical trading values and, for this reason, we believe that our exchange offer provides superior value to Net Perceptions stockholders over the uncertain amount and timing of the Plan of Liquidation. The table below sets forth the high and low last sale prices for our common stock (adjusted for the 1 for 50 reverse stock split) for the quarters indicated.


          Year                Quarter Ended          High           Low

          2001            March 31                    $9.50          $3.50
                          June 30                     14.50           7.00
                          September 30                19.50           4.50
                          December 31                 12.50           6.00

          2002            March 31                    18.00           5.50
                          June 30                     13.50           5.00
                          September 30                10.00           5.00
                          December 31                 13.50           5.50

          2003            March 31                    13.00           8.00
                          June 30                     12.00           5.00
                          September 30                25.00           5.00
                          December 31                 20.00          10.00

          2004            March 31 (through           20.00          10.00
                          February 27, 2004)

     You can obtain current stock price quotations for our common stock from a newspaper, on the Internet or by calling your broker.

     When making your decision concerning the Plan of Liquidation you should take into account that our interest is in consummating our exchange offer for your shares. We believe this is consistent with what we believe should be your goal--the maximization of the value of your shares of Net Perceptions common stock--but our interests differ from yours.

     IF THE PLAN OF LIQUIDATION IS APPROVED AND ADOPTED, A CONDITION TO THE EXCHANGE OFFER WILL NOT HAVE BEEN MET.

     Your vote AGAINST the Plan of Liquidation proposal is not an approval of the exchange offer. However, we believe that your vote AGAINST the Plan of Liquidation proposal will tell Net Perceptions' board of directors that you believe that the Plan of Liquidation does not maximize the value of your shares of Net Perceptions common stock.


The Proposed Plan of Liquidation Involves Risks and Uncertainties.

     Net Perceptions has stated in its proxy materials that, based on a liquidation analysis prepared by Candlewood, it estimates that total liquidating distributions to stockholders will range from approximately $0.41 to $0.45 per share, or approximately $41 to $45 for each 100 shares. The timing and amount of these distributions is uncertain. As stated in its proxy materials, at its December 30, 2003 meeting, the board of directors of Net Perceptions concluded that "assuming there were no developments, events or circumstances which would result in an adverse change to the results of Candlewood's liquidation analysis, and assuming the cash consideration payable under the [Thalveg Agreement and the License Agreement] is received by [Net Perceptions] as reflected in Candlewood's liquidation analysis, an initial cash distribution estimated to be approximately $0.40 per share could be made to stockholders shortly after stockholder approval and adoption of the plan of liquidation" (emphasis added).

     In its proxy materials, Net Perceptions identifies the following risks associated with the Plan of Liquidation:

     o stockholders will not know the precise timing or amount of liquidating distributions at the time of the special meeting;

     o stockholders could be liable to the extent of liquidating distributions, possibly including the special cash distribution in September 2003, if reserves are not sufficient to pay any liabilities remaining after paying the known liabilities reflected on Net Perceptions' balance sheet;

     o securities class actions or other litigation, and Net Perceptions' incurrence of additional fees and expenses in connection with revised or additional acquisition proposals, including our pending exchange offer or other unsolicited exchange or tender offers, may delay distributions or deplete the proceeds that might otherwise be available to stockholders;

     o    anticipated timing of the liquidation may not be achieved;

     o stockholders may not be able to recognize a loss for federal income tax purposes until they receive a final distribution from Net Perceptions;

     o stockholders will not be able to sell their shares after a certificate of dissolution is filed with the Secretary of State of Delaware, which, if the Plan of Liquidation is approved and adopted by the stockholders, Net Perceptions expects would occur relatively soon after such approval and adoption but Net Perceptions has stated that it will recognize assignments by stockholders of their beneficial interests and rights to receive proceeds after dissolution upon presentation of documents reasonably satisfactory to Net Perceptions evidencing such assignments;

     o if stockholders approve and adopt the Plan of Liquidation, after such approval and adoption Net Perceptions expects to terminate registration of the Net Perceptions common stock under the Securities Act of 1934, which will substantially reduce publicly available information about Net Perceptions; and

     o if stockholders approve and adopt the Plan of Liquidation, after such approval and adoption no further stockholder approval would be required for sales or other disposition of assets or other actions.

     As we have previously disclosed in the preliminary prospectus in our Registration Statement, our exchange offer also carries certain risks, including the following:

     o if Net Perceptions has liabilities that are not fully reflected on its balance sheet, the cash available for our operations following the exchange offer and proposed merger may be less than we expect;

     o resales of our common stock following the offer to exchange may cause the market price of our stock to fall;

     o the trading price of our common stock may be affected by factors different from those affecting the price of Net Perceptions common stock;

     o actions by the current board of directors and management of Net Perceptions could substantially increase the costs of the contemplated transactions; and

     o    if  we  do  not  consider  Net  Perceptions'  business,  the  goodwill
          resulting  from  our   acquisition  of  Net   Perceptions  may  become
          materially impaired.

     As we have also disclosed in the preliminary prospectus in our Registration Statement, there are certain risks related to our business including the following:

     o    we may not be able to obtain credit to operate our business;

     o    an increase in interest rates would increase our interest expense;

     o we may not be able to successfully compete with other companies in our lines of business;

     o if we are unable to develop alternative sources of raw materials, our cost of scrap butyl rubber may increase, reducing our profits from our butyl rubber reclaiming operations;

     o if the price of crude oil falls, we may experience lower revenues and lower profits in our butyl rubber reclaiming operations;

     o    decreases  in  consumer  spending  during  recessionary   periods  and
          unavailability of quality drivers may decrease revenues and reduce profits in our coach leasing operations;

     o competitive factors in the trailer business may require continued discounting, which may reduce our revenues and our profits;

     o the economic condition of the telecommunications industry and the bankruptcy of a significant customer have adversely affected our trailer and related transportation equipment manufacturing operations;

     o    we may be unable to retain personnel who are key to our businesses;

     o    we may not be successful in executing on our acquisition strategy; and

     o if we are not successful in being included on the NASDAQ SmallCap Market, we may not be able to increase the liquidity of our common stock.

We urge you to read the detailed disclosures concerning these matters in the preliminary prospectus in our Registration Statement.


The Plan of Liquidation does not Maximize the Value of Your Shares.

     We do not believe that the Plan of Liquidation maximizes the value of your Net Perceptions shares.

     It is a plan proposed by a board of directors that has presided over the dismal financial performance of Net Perceptions since its original public offering in April 1999. Since that date its shares have declined from their original public offering price of $14 per share and high of $66.50 per share in early 2000 to $0.41 on February 27, 2004. Even if the distribution of $1.50 per share made in September 2003 is taken into account, this is a decline of 97% from the high per share price and 86% from the initial public offering price. At September 30, 2003, Net Perceptions has an accumulated deficit of $221 million.

     It is a plan that is the result of what we believe is a flawed process.

     o The current management and board of directors of Net Perceptions have been attempting without success to sell Net Perceptions for over a year. According to Net Perceptions' proxy materials, in February 2002, Net Perceptions publicly announced that it retained US Bancorp Piper Jaffray Inc. "to act as [Net Perceptions'] financial advisor in connection with the sale of the Company." According to Net Perceptions' proxy materials, even as early as April 2001, Net Perceptions had "retained J.P. Morgan Securities, Inc. as [its] financial advisor to explore strategic alternatives and solicit proposals from parties with an interest in pursuing a business combination with [Net Perceptions]."

     o The current management and board of directors of Net Perceptions have never disclosed why J.P. Morgan Securities, Inc. was replaced with US Bancorp Piper Jaffray, Inc.

     o Net Perceptions states that Piper Jaffray said that they resigned "because the board of directors had approved the plan of liquidation."

     o Net Perceptions has stated that it retained Candlewood Partners, Inc. in November 2003, but has not stated whether it considered reengaging Piper Jaffray.

     o The current management and board of directors of Net Perceptions have declined or failed to negotiate proposals that would have resulted in the prompt payment of higher consideration to you than the payments contemplated under the current board's Plan of Liquidation. The rejected offers include a bid from AGFIII of $1.95-2.05 per share in May of 2003.




                             SOLICITATION OF PROXIES

     In addition to this solicitation by mail, our directors and employees may solicit proxies by in person or by telephone. No director or employee will receive additional compensation for such solicitations. We will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of our solicitation materials to the beneficial owners of shares of Net Perceptions common stock they hold of record. We will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

     We have retained Innisfree M&A Incorporated as our solicitation agent in connection with this solicitation and as our information agent in connection with the exchange offer. Innisfree M&A will be paid an aggregate fee of approximately $25,000 for acting as solicitation agent and information agent in connection with this proxy statement and in connection with the exchange offer. We have also agreed to reimburse Innisfree M&A for its reasonable out-of-pocket expenses and to indemnify Innisfree M&A against certain liabilities and expenses, including liabilities and expenses under U.S. federal securities laws. Innisfree M&A will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.

     We have also retained Acclaim Financial Group Venture III LLC ("AFGIII") to act as our strategic advisor in connection with our proposed acquisition of Net Perceptions. AFGIII will receive a success based fee of $200,000 in the aggregate in compensation for these services and will be reimbursed for out-of-pocket expanses, including reasonable expenses of counsel and other advisors. In addition, we have agreed to indemnify AFGIII and certain related persons against certain liabilities, including various liabilities and expenses under the U.S. federal securities laws. In connection with AFGIII's engagement as strategic advisor, we anticipate that certain employees of AFGIII may communicate in person, by telephone or by other electronic means with a limited number of institutions, brokers or other persons who are Net Perceptions stockholders for the purpose of assisting in the solicitation of proxies for the special meeting. AFGIII will not receive any fee for or in connection with such solicitation activities apart from the fees that it is otherwise entitled to receive as described above.

     The entire expense of soliciting proxies for the special meeting is being borne by us. We will not seek reimbursement for such expenses from Net Perceptions. Costs incidental to this solicitation include expenditures for printing, postage, legal and related expenses and are expected to be approximately $100,000. Total costs incurred to date in furtherance of or in connection with this solicitation are approximately $25,000.

     If we should materially amend the terms of the exchange offer prior to the special meeting, we will disseminate information regarding such changes to Net Perceptions stockholders and, in appropriate circumstances, will provide Net Perceptions stockholders with a reasonable opportunity, as possible, to revoke their proxies prior to the special meeting.


                  INFORMATION ABOUT OBSIDIAN ENTERPRISES, INC.

Obsidian Enterprises, Inc.
111 Monument Circle, Suite 4800
Indianapolis, Indiana 46204
(317) 237-4122

     We are a holding company headquartered in Indianapolis, Indiana, and have historically invested in and acquired small and mid cap companies in basic industries such as manufacturing and transportation. We conduct business through our subsidiaries:

     o Pyramid Coach, Inc., a Tennessee corporation, and Obsidian Leasing, Inc., a Mississippi corporation (collectively "Pyramid"), providers of corporate and celebrity entertainer coach leases;

     o U.S. Rubber Reclaiming, Inc., an Indiana corporation ("U.S. Rubber"), a butyl-rubber reclaiming operation;

     o United Expressline, Inc., an Indiana corporation, operating as United Expressline and Southwest Trailers, a manufacturer of steel-framed cargo, racing ATV and specialty trailers; and

     o    Danzer  Industries,   Inc.,  a  Maryland  corporation  ("Danzer"),   a
          manufacturer of service and utility truck bodies and accessories and steel-framed cargo trailers.

     A change in control and reorganization of Obsidian Enterprises occurred on June 21, 2001. On that date, Timothy S. Durham was elected as our Chief Executive Officer and Chairman of the Board, and we acquired from Obsidian Capital Partners, L.P. ("Obsidian Capital"), Mr. Durham and certain other shareholders, all of the shares of the following companies: Pyramid; Champion Trailer, Inc., an Indiana corporation ("Champion"), which we sold in January 2003; and U.S. Rubber. On July 31, 2001, we acquired from Obsidian Capital and Mr. Durham, substantially all of the assets of United Acquisition, Inc., an Indiana corporation ("United Acquisition"), which we now operate as United Expressline, Inc. We made all of the acquisitions in exchange for shares of our Series C Preferred Stock and pursuant to an Acquisition Agreement and Plan of Reorganization by and among us, Danzer, Pyramid, Champion, United Acquisition, U.S. Rubber, Obsidian Capital, Timothy S. Durham and other related parties, dated as of June 21, 2001. Prior to the reorganization, we had engaged, through our wholly owned subsidiary, Danzer, in the fabrication of metal parts and truck bodies for the service and utility markets.

     In October 2001, we changed our jurisdiction of incorporation from New York to Delaware and we changed our name from Danzer Corporation to Obsidian Enterprises, Inc. We were originally incorporated in New York in 1987 under the name Affiliated National, Inc. and subsequently changed our name to Global Environmental Corp. and then to Danzer Corporation.


                     INFORMATION ABOUT NET PERCEPTIONS, INC.

Net Perceptions, Inc.
7700 France Avenue South
Edina, Minnesota 55435
(952) 842-5000

     Net Perceptions was incorporated in Delaware in July 1996, and its initial product was shipped in January 1997. Net Perceptions developed and marketed software products to customers in the retail industry to enable those customers to integrate and analyze information about their customers, products and transaction activity to generate specific actions to take to improve their marketing, selling and merchandising effectiveness.

     Net Perceptions has sustained losses on a quarterly and annual basis since inception. As of September 30, 2003, Net Perceptions had an accumulated deficit of $221 million. In the third quarter of 2003, its net loss was $1.7 million. These losses resulted from significant costs incurred in the development and marketing of its products and services as well as a decline in its revenues since the third quarter of 2000.

     On October 21, 2003, Net Perceptions announced that its board of directors had unanimously approved the Plan of Liquidation, which Net Perceptions intended to submit to its stockholders for approval and adoption at a special meeting of stockholders to be held as soon as reasonably practicable. Net Perceptions filed a preliminary proxy statement relating to the Plan of Liquidation on Schedule 14A with the Securities and Exchange Commission on November 4, 2003. The key features of the Plan of Liquidation are described above in "Plan of Liquidation Proposal -- xx."

     Net Perceptions has stated that it continues to service its existing customers and may continue to derive a declining level of revenues from software licenses, software maintenance and professional services relating to existing customers. However, Net Perceptions has stated that it is no longer actively marketing its products and has not retained any employees to do so. Net Perceptions has stated that it expects that the size of its customer base will decline and that it does not expect that future product or service revenues, if any, will be significant. Net Perceptions has stated that it anticipates that its operating expenses will continue to decline in 2003, but will continue to constitute a material use of its cash resources. Net Perceptions has stated that it expects to incur additional losses and continued negative cash flow for the foreseeable future and that it does not expect to be profitable as an independent company.

     The information concerning Net Perceptions contained in this proxy statement has been taken from or is based upon documents and records on file with the SEC and other publicly available information. We have no knowledge that would indicate that statements relating to Net Perceptions contained in this proxy statement in reliance upon publicly available information are inaccurate or incomplete. We, however, have not been given access to the books and records of Net Perceptions, were not involved in the preparation of such information and statements, and are not in a position to verify, or make any representation with respect to the accuracy or completeness of, any such information or statements.


         STOCKHOLDER PROPOSALS FOR NET PERCEPTIONS' 2004 ANNUAL MEETING

     The following information has been taken from Net Perceptions' proxy materials filed with the SEC.

     Net Perceptions expects that its 2004 Annual Meeting of Stockholders will be held only if the Plan of Liquidation is not approved. Under the rules and regulations of the SEC, stockholder proposals intended to be presented in Net Perceptions' proxy statement and form of proxy for its 2004 Annual Meeting of Stockholders, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, must be received at the principal executive offices of Net Perceptions no later than December 31, 2003, in order to be considered for inclusion in the Company's proxy statement for that meeting and must otherwise satisfy the conditions established by the SEC.

     In accordance with Net Perceptions' amended and restated bylaws, proposals of stockholders intended for presentation at Net Perceptions' 2004 Annual Meeting of Stockholders (but not intended to be included in the Net Perceptions' proxy statement for that meeting) may be made by a stockholder of record who has given written notice of the proposal to the Secretary of Net Perceptions at its principal executive offices not earlier than January 30, 2004, and no later than February 29, 2004. The notice must contain information as specified in Net Perceptions' amended and restated bylaws. Any such proposal received after February 29, 2004, will be considered untimely for purposes of Rule 14a-4(c)(1), and the proxies designated by Net Perceptions for such meeting will have discretionary authority to vote with respect to any such proposal.

     All notices of  proposals  by  stockholders,  whether or not  intended  for inclusion in Net Perceptions' proxy materials, should be sent to Net Perceptions, Inc., 7700 France Avenue South, Edina, MN 55435, Attention:
Secretary.


                                OTHER INFORMATION

     Certain of our directors and executive officers and other representatives who may assist Innisfree M&A Incorporated in soliciting the proxies, as listed on the attached Schedule I, are participants in the solicitation. Obsidian Enterprises holds no shares of Net Perceptions common stock. None of Obsidian Enterprises' principal shareholders or management holds any shares of Net Perceptions common stock.

     This proxy statement is not a request for you to tender or exchange your Net Perceptions shares. We are making our exchange offer only by means of the offer to purchase and letter of transmittal, as filed with the SEC.



                                   SCHEDULE I
             INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES


Directors and Executive Officers of Obsidian Enterprises

     The  name,   current  principal   occupation  or  employment  and  material
occupations,  positions,  offices or employment  for the past five years of each director and executive officer of Obsidian  Enterprises are set forth below. The business  address of each  director  and officer is 111 Monument  Circle,  Suite
4800, Indianapolis, Indiana 46204. Directors are identified by an asterisk.

-------------------------- ---------- ------------------------------------------------------------------------------

          Name                Age                     Business Experience and Service as a Director

-------------------------- ---------- ------------------------------------------------------------------------------
Timothy S. Durham*            41      Mr. Durham has served as the Chief Executive Officer and Chairman of the
                                      Board and as a director of Obsidian Enterprises since June 2001. He has served as a Managing Member and Chief Executive Officer of Obsidian Capital
                                      Company LLC, which is the general partner of Obsidian Capital Partners LP, since April 2000. Beginning in 1998, Mr. Durham founded and maintained a controlling interest in several investment funds, including Durham Capital
                                      Corporation, Durham Hitchcock Whitesell and Company LLC, and Durham
                                      Whitesell & Associates LLC. From 1991 to 1998, Mr. Durham served in various capacities at Carpenter Industries, Inc., including as Vice Chairman,
                                      President and Chief Executive Officer. Mr. Durham also serves as a director of National Lampoon, Inc. Mr. Durham is Mr. Osler's brother-in-law.
-------------------------- ---------- ------------------------------------------------------------------------------
Daniel S. Laikin*             41      Mr. Laikin has served as a director of Obsidian Enterprises since September
                                      2001. Mr. Laikin is Chief Operating Officer and a director of National
                                      Lampoon, Inc. He has been a Managing Member of Fourleaf Management LLC, a management company of an investment fund that invests in technology related entities, since 1999. Mr. Laikin served as the Chairman of the Board of
                                      Biltmore Homes from 1993 to 1998.
-------------------------- ---------- ------------------------------------------------------------------------------
D. Scott McKain*              48      Mr. McKain has been a director of Obsidian Enterprises and Vice Chairman of the Board since September 2001. He has served as the Chairman of McKain
                                      Performance Group since 1981. Mr. McKain also has been the Vice Chairman of
                                      Durham Capital Corporation since 1999. From 1983 to 1998, Mr. McKain was a broadcast journalist and television commentator. Mr. McKain also has authored several books and is a keynote speaker who presents high content workshops across the nation.
-------------------------- ---------- ------------------------------------------------------------------------------
Jeffrey W. Osler*             35      Mr. Osler has served as the Executive Vice President, Secretary and
                                      Treasurer and as a director of Obsidian Enterprises since June 2001. He also is a Managing Member of Obsidian Capital Company LLC and has served as
                                      Senior Vice President at Durham Whitesell & Associates LLC and Durham
                                      Capital Corporation since September 1998. Prior to that time, Mr. Osler served as the General Manager of Hilton Head National Golf Club. Mr. Osler
                                      is Mr. Durham's brother-in-law.
-------------------------- ---------- ------------------------------------------------------------------------------
Anthony P. Schlichte          48      Mr. Schlichte has served as Executive Vice President, Corporate Finance of
                                      Obsidian Enterprises since March 2003. Mr. Schlichte's responsibilities at
                                      Obsidian Enterprises include securing senior and mezzanine debt for various subsidiary and affiliated companies, as well as identifying new acquisitions to compliment and/or diversify existing holdings. Mr.
                                      Schlichte has more than 25 years of commercial lending experience. Past posts include vice president and senior lending officer positions at First
                                      Indiana Bank, Bank One, American Fletcher National Bank (now Bank One),
                                      Indiana National Bank (now Bank One). Mr. Schlichte holds a B.S. from
                                      Indiana University and an M.B.A. from Butler University.
-------------------------- ---------- ------------------------------------------------------------------------------
John A. Schmit*               35      Mr. Schmit has been a director since July 2001. Mr. Schmit joined
                                      Renaissance Capital Group, Inc. in 1997 and is Vice President--Investments.
                                      Prior to joining Renaissance Capital Group, Mr. Schmit practiced law with the law firm of Gibson, Ochsner & Adkins in Amarillo, Texas from September
                                      1992 to September 1994. Between August 1994 and May 1996, Mr. Schmit
                                      attended Georgetown University where he earned his L.L.M. in International and Comparative Law.
-------------------------- ---------- ------------------------------------------------------------------------------
Goodhue W. Smith, III*        53      Mr. Smith has been a director of Obsidian Enterprises since 1997. Mr. Smith founded Duncan-Smith Investments, Co., an investment banking firm in San
                                      Antonio, Texas, in 1978 and since that time has served as its Secretary and
                                      Treasurer. Mr. Smith also is a director of Citizens National Bank of Milam
                                      County.
-------------------------- ---------- ------------------------------------------------------------------------------
Rick D. Snow                  40      Mr. Snow has been Executive Vice President and Chief Financial Officer of
                                      Obsidian Enterprises since March 2003. Mr. Snow also serves as Chief
                                      Financial Officer for Fair Finance, a company located in Akron, Ohio, of which Timothy S. Durham, Chairman and C.E.O. of Obsidian Enterprises, is
                                      C.E.O. At Fair Finance, Mr. Snow oversees the financial management of the company, including financial reporting, tax compliance, systems implementation and strategic planning. Mr. Snow came to Fair Finance in
                                      2002 with several years of experience at Grant Thornton, a national accounting firm, and Brockman, Coats, Gedelian & Co., a regional accounting firm, where he worked as Senior Manager to oversee business and assurance services and business advisory services. His background also includes extensive experience in mergers and acquisitions.
-------------------------- ---------- ------------------------------------------------------------------------------
Terry G. Whitesell*           64      Mr. Whitesell has served as the President and Chief Operating Officer and as a director of Obsidian Enterprises since June 2001. Prior to that time he co-founded several entities with Mr. Durham, including Obsidian Capital
                                      Company, LLC, Durham Hitchcock Whitesell and Company LLC and Durham
                                      Whitesell & Associates LLC. Mr. Whitesell also is a Managing Member of
                                      Obsidian Capital Company LLC. From April 1992 until September 1998, Mr.
                                      Whitesell served as Executive Vice President of Carpenter Industries, Inc.
-------------------------- ---------- ------------------------------------------------------------------------------


Other Representatives of Obsidian Who May Also Solicit Proxies

     Although neither AFGIII nor Innisfree M&A Incorporated admits that it or any of its directors, officers, employees or affiliates are a "participant" as defined in Schedule 14A promulgated by the SEC under the Securities Exchange Act of 1934, or that Schedule 14A requires disclosure of certain information concerning them, employees of AFGIII or Innisfree M&A Incorporated may communicate with Net Perceptions stockholders in a manner that could involve or be deemed to be assisting Obsidian Enterprises in soliciting proxies from Net
Perceptions                                                        stockholders.
--------------------------------------------------------------------------------


                                   SCHEDULE II
         BENEFICIAL OWNERSHIP OF SHARES OF NET PERCEPTIONS COMMON STOCK

     The following table, which is derived from Net Perceptions proxy materials and a Schedule 13G filed by Messrs. Marxe and Greenhouse, sets forth information regarding the beneficial ownership of Net Perceptions common stock as of December 31, 2003, except as otherwise noted, by:

     o each person who is known by Net Perceptions to beneficially own more than five percent of the outstanding shares of Net Perceptions common stock;

     o    each of Net Perceptions' directors and executive officers; and

     o    all of Net Perceptions' directors and executive officers as a group.

     Net Perceptions based this information upon information it received from or on behalf of the individuals or entities named below, except as otherwise noted.

     Net Perceptions determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Net Perceptions, Inc., 7700 France Avenue South, Edina, Minnesota 55435. Except as indicated in the footnotes below, Net Perceptions believes, based on information furnished or otherwise available to it, that each person or entity named in the table has sole voting and investment power with respect to all shares of Net Perceptions common stock shown as beneficially owned by it, subject to applicable community property laws. Except as otherwise noted below, the percentage of beneficial ownership set forth below is based upon 28,145,338 shares of common stock outstanding as of the close of business on December 31, 2003. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares of common stock that are subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 2003, were deemed outstanding. These shares were not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

                                                       Number of
                                    Number of        Shares Subject
 Name and Address of Beneficial      Shares          to Options (1)    Percent
             Owner
--------------------------------- ----------------- ---------------- -----------
S. Muoio & Co., LLC                 3,885,487              --          13.81%
509 Madison Ave., Suite 406
New York, NY 10022
Austin W. Marxe &
David M. Greenhouse (2)
153 East 53rd St., 51st Floor
New York, NY 10022                  1,546,200              --            5.5%
John F. Kennedy                        65,000          65,806               *
Ann L. Winblad                        311,204         218,388           1.88%
John T. Riedl (3)                     915,704          32,903           3.37%
William Lansing (4)                   112,000          62,903               *
Thomas M. Donnelly                    303,951         304,511           2.16%
James S. Hanlon (5)                    81,840         102,647               *
Teresa J. Dery                          6,091           9,792               *
----------
All directors and executive
officers as a group (seven
persons)                            1,795,790         796,950           9.21%

* Indicates less than 1% of the total number of outstanding shares of common stock.
(1) Reflects the number of shares issuable upon the exercise of options exercisable within 60 days of December 31, 2003.
(2) Information derived from Schedule 13G filed by Messrs. Marxe and Greenhouse on February 13, 2004.
(3) Includes 359,043 shares held by a revocable trust of which Mr. Reidl is sole trustee, 78,375 shares held in three irrevocable trusts of which Mr. Reidl and his spouse are the trustees and 463,286 shares held by a revocable trust of which Mr. Reidl's spouse is the sole trustee.
(4) Mr. Lansing resigned from the board of directors on August 22, 2003. His business address is ShopNBC, 6740 Shady Oak Road, Eden Prairie, MN 55344.
(5) Includes 2,033 shares held jointly by Mr. Hanlon and his spouse and 1,107 shares held by Mr. Hanlon's spouse. Mr. Hanlon's employment with Net Perceptions was terminated on January 15, 2004.

                                                                PRELIMINARY COPY

                                      PROXY

                           THIS PROXY IS SOLICITED BY
                           OBSIDIAN ENTERPRISES, INC.
                     FOR THE SPECIAL MEETING OF STOCKHOLDERS
                            OF NET PERCEPTIONS, INC.

     The undersigned hereby appoints Timothy S. Durham, and Terry G. Whitesell, and each of them, with full power of substitution, the proxies of the undersigned to vote all of the outstanding shares of common stock, par value $0.0001 per share, of Net Perceptions, Inc. ("Net Perceptions") that the undersigned is entitled to vote at the special meeting of Net Perceptions stockholders to be held on March 12, 2004 (the "Special Meeting"), or at any adjournment or postponement of the Special Meeting, on the following matters:

                  OBSIDIAN ENTERPRISES, INC. RECOMMENDS A VOTE
          "AGAINST" THE PLAN OF LIQUIDATION PROPOSAL AS SET FORTH BELOW


     1. Proposal to Approve and Adopt a Plan of Complete Liquidation and Dissolution.

                         |_| FOR |_| AGAINST |_| ABSTAIN

     In their discretion, the proxies named above are authorized to vote upon such other matters (other than with respect to the election of Net Perceptions directors) as may properly come before the special meeting. This proxy is not intended to, and does not, grant any discretionary or other authority to vote the shares represented by this proxy in any election of Net Perceptions directors.

                          [PROXY CONTINUED ON REVERSE]

     This proxy when properly executed will be voted as directed above. If no directions are given, this proxy will be voted "AGAINST" the Plan of Liquidation proposal. The undersigned hereby acknowledges receipt of the proxy statement of Obsidian Enterprises, Inc. dated , 2004, soliciting proxies for the Special Meeting.

     All previous proxies given by the undersigned to vote at the Special Meeting or at any adjournment or postponement thereof are hereby revoked.



Dated , 2004



                                           _____________________________________
                                           (Signature)


                                           _____________________________________
                                           (Name/Title)


                                           _____________________________________
                                           (Signature, if jointly held)


                                           _____________________________________
                                           (Name/Title)


Please sign your name exactly as you print it on the line immediately below the signature line.

If shares are held by joint tenants or otherwise jointly held, both parties should sign.

If you are signing as an attorney, executor, administrator, trustee or guardian, please specify your title.

If the holder is a corporation, please sign in the full corporate name by the President or other authorized officer.

If the holder is a partnership, please sign in the partnership name by an appropriate authorized person.

Please complete, sign, date and promptly mail your proxy in the enclosed postage paid envelope to:

                           OBSIDIAN ENTERPRISES, INC.
                         c/o Innisfree M&A Incorporated
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022